March 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Stacie Gorman, Staff Attorney

Re:                         Red Rock Resorts, Inc.

Registration Statement on Form S-1

File No. 333-207397

Ladies and Gentlemen:

On behalf of our client, Red Rock Resorts, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated March 2, 2016 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission  (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Registration Statement.  Page references in this letter refer to page numbers in Amendment No. 3 to the Registration Statement.

Description of Our Business, page 108

1.            We note your response to comment 2. Please expand your disclosure to identify the managed property that has a collective bargaining agreement and will enter into a second collective bargaining agreement.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 26 and 128 of the prospectus.

Unaudited Pro Forma Condensed Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Footnotes (c), (e) and (g), pages 71-72

Securities and Exchange Commission
Red Rock Resorts, Inc.

March 15, 2016

1.            We note your response to our prior comments 8-10 and will review your revised disclosure in future amended filings.

Response:

The Company acknowledges the Staff’s comment.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please do not hesitate to contact me at (213) 892-4671 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Deborah Conrad

Deborah Conrad

CC:                        Securities and Exchange Commission

Daniel Gordon

Shannon Sobotka

Sonia Gupta Barros

Red Rock Resorts, Inc.

Frank J. Fertitta III